Exhibit 21

Subsidiaries of Registrant	Percentage Owned	State or Other Jurisdiction of Incorporation
Franklin Federal Savings Bank	100%	Unided States
Franklin Service Corporation(1)	100%	Virginia
Reality Holdings LLC(1)	100%	Virginia

(1) Wholly owned subsidiary of Franklin Federal Savings Bank.